January 10, 2006



Mr. Gurpreet Singh Sangha
Chief Financial Officer
Douglas Lake Minerals, Inc.
Suite 520 - 470 Granville Street
Vancouver, British Columbia, Canada  V6C 1V5



	Re:	Douglas Lake Minerals, Inc.
		Form 10-KSB for Fiscal Year Ended May 31, 2005
      Filed September 13, 2005
      File No. 000-50907



Dear Mr. Singh Sangha:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended May 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your auditor is located in Vancouver, Canada.  Please tell
us how you concluded that it is appropriate to have an audit report
issued by an auditor licensed outside the United States.  In
accordance with Article 2 of Regulation    S-X, we believe that
the
audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of the "International Reporting and Disclosure Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. In addition, please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

Balance Sheets, page F-2

2. We note your disclosure on page 11 that if you do not receive the proper paperwork or if the subscribers ask for a refund of their money before you issue the shares to the subscribers, you may have to refund up to $396,700 to the subscribers. Please tell us why you believe the equity classification of your stock subscription is appropriate. Typically, if an investor has the right to cancel its subscription and have the consideration refunded, the consideration received should be classified as a liability until the shares are issued.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lily Dang at (202) 551-3867 or Jenifer
Gallagher
at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Gurpreet Singh Sangha
Douglas Lake Minerals, Inc.
January 10, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010